Exhibit 99.1

For Main Board listed issuers

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: Melco Crown Entertainment Limited

Stock code: 6883	Date submitted: March 18, 2012

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary shares

I.

Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing issued share capital before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Exercise price per share) (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) February 29, 2012	1,653,101,002

(Note 3) Allotment of shares pursuant to the options granted under the 2006 Share Incentive Plan	2,811,023	0.17%	HK$15.72	HK$35.4	55.59%

Allotment of shares pursuant to the vesting of restricted shares awarded under the 2006 Share Incentive Plan	1,203,275	0.07%	N/A	N/A	N/A

Share repurchases	N/A

Closing balance as at (Note 8) March 16, 2012	1,657,115,300

Remark 1: The exercise price per share is denominated in U.S. dollar and is converted to H.K. dollar on the assumption that U.S. dollars are converted to H.K. dollars at the rate of US$1.00 = HK$7.7557 (as the latest available information set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States).

For Main Board listed issuers

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.	Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.	The percentage change in the listed issuer’s issued share capital is to be calculated by reference to the listed issuer’s total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.	Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:

•	“issues of shares” should be construed as “repurchases of shares”; and

•

“issued shares as a % of existing issued share capital before relevant share issue” should be construed as “repurchased shares as a % of existing issued share capital before relevant share repurchase”.

7.	In the context of a redemption of shares:

•	“issues of shares” should be construed as “redemptions of shares”;

•

“issued shares as a % of existing issued share capital before relevant share issue” should be construed as “redeemed shares as a % of existing issued share capital before relevant share redemption”; and

•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

For Main Board listed issuers

II. A. Purchase report

Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $	Lowest price paid $	Total paid $

Total

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)					(a)

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) × 100 ) issued share capital					%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated                      which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II:	Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

For Main Board listed issuers

Submitted by:	Stephanie Cheung

(Name)

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

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